UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 0-19655

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	July 2, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TETRA TECH, INC.
Full Name of Registrant

Former Name if Applicable

3475 East Foothill Boulevard
Address of Principal Executive Office (Street and Number)

Pasadena, California 91107
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Tetra Tech, Inc. (the “Company”) is unable to file timely its Form 10-Q for the quarter ended July 2, 2006, without unreasonable effort or expense as the Company has not completed its previously announced inquiry into the Company’s past stock option grants and practices and the related accounting review.  The Company is uncertain as to whether the Form 10-Q will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25.

As announced in a press release issued on August 11, 2006, the Company has commenced a voluntary review of its past stock option grants and practices.  The Company has engaged outside counsel to assist in the review.  The review covers options grants during fiscal years 1998 through 2006.  At this time, the Company has not completed its work nor reached final conclusions and is continuing its review.  However, preliminary information obtained in this inquiry indicates instances in which incorrect measurement dates were used for financial accounting purposes for certain stock option grants in years prior to fiscal 2004.  Once the Company completes its inquiry, it may be required to record additional non-cash charges for stock-based compensation expense and the resulting tax effects in the current period.  It may also be required to restate certain prior periods’ financial statements for the impact of these items.

The Company is also assessing the control deficiency over its accounting for stock-based compensation as to whether it, either individually or in combination with other deficiencies, constitutes a material weakness in the Company’s internal control over financial reporting as of July 2, 2006.  A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.  The existence of one or more material weaknesses will preclude a conclusion by management that the Company’s disclosure controls and procedures were effective as of July 2, 2006.

This Form 12b-25 contains forward-looking statements concerning the Company’s review of its historical stock option practices and related accounting treatment.  There can be no assurance concerning the conclusions of the review.  Important factors that could cause actual results to differ materially include the final determinations concerning matters relating to the Company’s stock option grants and other actions that may be taken or required as a result of the review.  Forward-looking statements are made as of the date of this filing and, except as required by law, the Company does not undertake an obligation to update its forward-looking statements to reflect future events or circumstances.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	David W. King	(626)	351-4664
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because of the review regarding the timing of past stock option grants and other potentially related issues discussed in Part III above, the Company has not checked either box in Part IV subsection 3, as it is not possible at this time for the Company to determine whether any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the Quarterly Report of Form 10-Q for the three and nine months ended July 2, 2006.

TETRA TECH, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	Date: August 14, 2006	By	/s/ David W. King
Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).